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                                                                    Exhibit 99.2

CELESTICA ANNOUNCES STRATEGIC AGREEMENT WITH SAGEM SA

         TORONTO, May 31 /CNW/ - Celestica Inc. (NYSE, TSE: CLS), a world leader in electronics manufacturing services (EMS), today announced that it has entered into a strategic agreement with SAGEM SA (Paris: SAG), a technology group with a business focus on the communications, automotive and defense industries. As part of this arrangement, Celestica has signed an agreement to acquire SAGEM CR s.r.o., a subsidiary of SAGEM SA, which operates in Kladno, Czech Republic.

         The deal positions Celestica as SAGEM's primary EMS provider and includes a three-year supply agreement worth approximately US$500 million in total revenue over the course of three years associated with the manufacture, repair and related supply chain services for mobile handsets and other communications products.

         About 850 SAGEM employees at the facility are expected to join Celestica as part of this transaction. Further terms were not disclosed. The deal is expected to close by the end of Q2, 2001, subject to normal closing conditions, including regulatory approvals.

         "Celestica is very pleased to expand its relationship with a high caliber organization like SAGEM," said Eugene Polistuk, chairman and CEO, Celestica. "In addition to diversifying our revenue base, this acquisition enhances our strategic presence in Central Europe."

         "SAGEM's agreement with Celestica will ensure that our communications products are delivered to end-markets quickly and with the quality our customers are accustomed to," said Gregoire Olivier, chairman of the executive board and CEO of SAGEM. "By partnering with a world-class EMS provider like Celestica, we will be able to take advantage of substantial supply chain leverage and operational efficiencies that benefit our stakeholders."

         About SAGEM
         -----------
         SAGEM is an internationally based high-technology group which enjoyed consolidated sales of EUR 4.27 billion in 2000 (60 per cent exports) and which employs 16,000 people. The second largest French group in the field of telecommunications and the third largest European company in electronics for defence and security, SAGEM is also one of the leaders in automotive electronics equipment. SAGEM maintains a presence in more than 20 countries.

         For further information on SAGEM, visit its website at HTTP://WWW.SAGEM.COM.

         About Celestica
         ---------------
         Celestica is a world leader in electronics manufacturing services (EMS) for industry leading original equipment manufacturers (OEMs), primarily in the computer and communications sectors. With facilities in North America, Europe, Asia and Latin America, Celestica provides a broad range of services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide


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distribution and after-sales service.

         For further information on Celestica, visit its website at HTTP://WWW.CELESTICA.COM. The company's security filings can also be accessed at HTTP://WWW.SEDAR.COM and HTTP://WWW.SEC.GOV.COM.

         Celestica Safe Harbour and Fair Disclosure Statement

         Statements contained in this press release which are not historical facts are forward-looking statements which involve risk and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Among the key factors that could cause such differences are: the level of overall growth in the electronics manufacturing services (EMS) industry: variability of operating results among periods; dependence on the computer and communications industries; dependence on a limited number of customers; and the ability to manage expansion, consolidation and the integration of acquired businesses. These and other factors are discussed in the Company's various public filings at HTTP://WWW.SEDAR.COM and HTTP://WWW.SEC.GOV

         In the Company's best judgement, the events noted in this press release on a stand-alone basis are not expected to be material to the Company's overall financial results.

For further information: Laurie Flanagan, Celestica, Corporate Communications,
(416) 448-2200, FLANAGAN@CELESTICA.COM; To request a free copy of this organization's annual report, please go to WWW.NEWSWIRE.CA and click on reports@cnw.